Exhibit 99.104

APHRIA’S MALTA-BASED SUBSIDIARY, ASG PHARMA, RECEIVES FIRST
IMPORT LICENSE FOR CANNABIS ISSUED BY THE MALTA MEDICINES

AUTHORITY

ASG Pharma is poised to become Aphria’s processing, manufacturing and distribution hub for the European continent

Leamington, Ontario — June 21, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that its Malta-based subsidiary ASG Pharma (“ASG”), a high-capacity EU GMP-certified lab, is the recipient of the first import license for medical cannabis issued by the Malta Medicines Authority (“MMA”). The license will allow ASG to import medical cannabis for analytical testing and research and is an important step that will enable ASG to become a cornerstone in testing, research and development of medical cannabis in Europe.

“Malta’s legislative and regulatory standards are extremely rigorous, and we are pleased and proud that the MMA has awarded this import license to ASG”, said Antonio Costanzo, Head of International Development at Aphria. “ASG adheres to the highest international standards and we look forward to upholding this high bar as a leading European hub for medical cannabis.”

ASG Pharma is currently undergoing a multi-million-euro upgrade of its processing and manufacturing capabilities that will result in its ability to process, extract package and label pharmaceutical-grade medical cannabis and cannabis derivative products.

“Our EU GMP-certified lab in Malta will not only be a leading European center for R&D and testing, but also will provide a gateway to medical cannabis markets across Europe,” said Vic Neufeld, CEO of Aphria. “We continue to pursue the most attractive strategic opportunities for medical cannabis in Europe and around the world, and this initial license sets the stage for ASG’s long-term future as Aphria’s processing, manufacturing and distribution hub for the entire continent.”

We Have A Good Thing Growing.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, patents and IP, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s in-house and licensed portfolio of brands are grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in over 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.